Exhibit 99.2

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1:
Name and Address of Company

Denison Mines Corp. (“Denison” or the “Company”)
1100 – 40 University Avenue
Toronto, ON M5J 1T1

Item 2:
Dates of Material Change

February 11, 2021

Item 3:
News Release

A news release announcing the material change was disseminated on February 11, 2021 through the facilities of CNW Group (Cision), a copy of which has been filed under Denison’s profile on SEDAR.

Item 4:
Summary of Material Change

On February 11, 2021, Denison entered into agreements with Cantor Fitzgerald Canada Corporation (“CFCC”) and Haywood Securities Inc. (“Haywood”), as co-lead underwriters and joint book-runners in each case on behalf of themselves and a syndicate of underwriters (collectively with CFCC and Haywood, the "Underwriters"), under which the Underwriters agreed to purchase, on a bought deal basis, (1) 27,473,000 units of the Company (the "Units") at the price of USD$0.91 per Unit (the "Issue Price") for aggregate gross proceeds of approximately USD$25 million (the "Unit Offering"); and (2) 5,926,000 flow-through common shares (the "Flow-Through Shares") at a price of CAD$1.35 per Flow-Through Share, for total gross proceeds of approximately CAD$8 million (the "FT Private Placement").

Item 5:
Full Description of Material Change

5.1 Full Description of Material Change

On February 11, 2021, Denison entered into agreements with CFCC and Haywood, as co-lead underwriters and joint book-runners, in each case on behalf of themselves and a syndicate of underwriters, under which the Underwriters have agreed to purchase, on a bought deal basis, (1) 27,473,000 Units at the Issue Price for aggregate gross proceeds of approximately USD$25 million; and (2) 5,926,000 Flow-Through Shares at a price of CAD$1.35 per Flow-Through Share, for total gross proceeds of approximately CAD$8 million.

Unit Offering

Each Unit will consist of one common share in the capital of the Company (a “Common Share”) and one-half of one transferable common share purchase warrant of the Company (each whole warrant, a “Warrant”). Each Warrant is exercisable to acquire one Common Share (a “Warrant Share”) at an exercise price of USD$2.00 per Warrant Share for 24 months after issuance. The Warrants will not be listed.

In addition, Denison has agreed to grant to the Underwriters an over-allotment option (the "Over-Allotment Option") exercisable, in whole or in part, at the sole discretion of the Underwriters to purchase up to an additional 4,120,950 Units at the Issue Price for a period of up to 30 days after the closing of the Unit Offering, for potential additional gross proceeds to Denison of up to approximately USD$3.75 million.

Proceeds of the Unit Offering are anticipated to be used to fund evaluation and environmental assessment activities on Denison's Wheeler River project, including the proposed Phoenix in-situ recovery uranium mining operation (“Phoenix”), as well as for general working capital purposes. Subject to a decision to advance to a formal Feasibility Study (“FS”) for Phoenix, the proceeds from the Unit Offering, together with current cash and working capital, are expected, based on current estimates, to be sufficient to fund such FS process.

Denison will pay to the Underwriters a cash commission equal to 6% of the gross proceeds of the Unit Offering, including any proceeds received from the exercise of the Over-Allotment Option.

The Unit Offering will be made by way of a prospectus supplement (the "Prospectus Supplement") to the Company's existing Canadian short form base shelf prospectus dated June 2, 2020 (the "Base Shelf Prospectus"). The Prospectus Supplement has been filed with the securities commissions in each of the provinces and territories of Canada, except Quebec.

The Unit Offering is expected to close on or about February 19, 2021.

FT Private Placement

The FT Private Placement will be completed on a “bought deal” private placement basis.

The Company has agreed to use the gross proceeds from the sale of the Flow-Through Shares for “Canadian exploration expenses” (within the meaning of the Income Tax Act (Canada)), related to the Company’s Canadian uranium mining exploration projects in Saskatchewan. The Company has also agreed to renounce such Canadian exploration expenses with an effective date of no later than December 31, 2021.

Denison will pay to the Underwriters a cash commission equal to 6% of the gross proceeds of the FT Private Placement.

The FT Private Placement is expected to close on or about March 3, 2021.

Both offerings are subject to certain conditions including, but not limited to, the receipt of all necessary approvals, including the approval of the Toronto Stock Exchange and the NYSE American. The Flow-Through Shares issued in connection with the Private Placement will be subject to a statutory hold period in accordance with applicable securities legislation. The completion of the Unit Offering is not contingent upon completion of the FT Private Placement, and the completion of the FT Private Placement is not contingent upon the completion of the Unit Offering.

5.2 Disclosure of Restructuring Transactions

Not applicable

Item 6:
Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7:

Omitted Information

Not applicable

Item 8:
Executive Officer

For further information, please contact David Cates, President & Chief Executive Officer, at (416) 979-1991 Ext. 362.

Item 9:
Date of Report

February 12, 2021

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained in this report constitutes ‘forward-looking information’, within the meaning of the applicable United States and Canadian legislation concerning the business, operations and financial performance and condition of Denison. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘plans’, ‘expects’, ‘budget’, ‘scheduled’, ‘estimates’, ‘forecasts’, ‘intends’, ‘anticipates’, or ‘believes’, or the negatives and/or variations of such words and phrases, or state that certain actions, events or results ‘may’, ‘could’, ‘would’, ‘might’ or ‘will be taken’, ‘occur’, ‘be achieved’ or ‘has the potential to’.

In particular, this report contains forward-looking information pertaining to: the likelihood of completion of the Offering and the Private Placement, the use of proceeds from sales from the Offering and the Private Placement, the closing of the Offering and Private Placement and the ability to obtain the necessary regulatory authority and approvals.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. For example, if market conditions remain volatile and/or COVID-19 mitigation measures result in more social and economic disruptions, Denison may not be able to complete the Offering or the Private Placement on the terms herein described or at all or pursue its evaluation and environmental assessment activities or other intended purposes of the proceeds of the offering, which could have significant impacts on Denison. In addition, the currently anticipated evaluation and environmental assessment activities may not be maintained after further testing or Denison may decide or otherwise be required to alter or discontinue testing, evaluation and development work, if it is unable to maintain or otherwise secure the necessary approvals or resources (such as testing facilities, capital funding, etc.) and the Company may not be able to, or may choose not to, proceed to a FS for Phoenix. Denison believes that the expectations reflected in this forward-looking information are reasonable and no assurance can be given that these expectations will prove to be accurate and results may differ materially from those anticipated in this forward-looking information. For a discussion in respect of risks and other factors that could influence forward-looking events, please refer to the factors discussed in Denison’s Annual Information Form dated March 13, 2020 under the heading “Risk Factors”. These factors are not, and should not be construed as being exhaustive.

Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking information contained in this report is expressly qualified by this cautionary statement. Any forward-looking information and the assumptions made with respect thereto speaks only as of the date of this report. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this report to conform such information to actual results or to changes in Denison's expectations except as otherwise required by applicable legislation.

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